ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Educator's Direct

Supplement dated November 19, 2010 to the Contract Prospectus
dated April 30, 2010, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. The **"Contracts Available for Purchase"** section on page 13 of the prospectus is deleted and replaced with the following:

    Contracts Available for Purchase. The contracts available for purchase are group deferred variable annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code section 403(b), including Roth 403(b). Contributions to a 403(b) account must be made by pre-tax salary reduction, employer contributions (under certain plans), or transfer or rollover from an existing Company contract or another plan provider. Contributions to a Roth 403(b) account must be made by after-tax salary reduction (to the extent allowed by the contract), transfer or rollover paid to us on your behalf, as permitted by the Tax Code. The contracts may not be available in all states.

2. The **"Participating in the Contract"** section on page 14 of the prospectus is deleted and replaced with the following:

    Participating in the Contract

    1. We provide you with enrollment materials for completion and return to us. Generally, we will provide these materials to you electronically through the Internet and you will submit these enrollment materials to us electronically through the Internet. We may also provide paper copies of these materials to you.

    2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish a separate account for Roth 403(b) contributions.

3. The **"Who Owns Money Accumulated Under the Contract?"** section on page 15 of the prospectus is deleted and replaced with the following:

    Who Owns Money Accumulated Under the Contract? Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and, under certain plans, an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder.

4. The **"Withdrawal Restrictions"** section on pages 20 and 21 of the prospectus is deleted and replaced with the following:

    Withdrawal Restrictions. Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following: (1) Salary reduction contributions ("employee contributions") made after December 31, 1988; and (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations. Some plans may have other limits on withdrawals. Generally, the contract holder or its delegate must certify that you are eligible for the distribution.

    Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See "Tax Considerations - Taxation of Qualified Contracts - Distributions - 403(b) Plans."

5. The second to last paragraph of the **"Distributions - General" "403(b) Plans"** section on page 28 of the prospectus is deleted and replaced with the following:

    Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable before the earlier of your severance from employment or prior to the occurrence of some event as provided for under your employer's plan, such as after a fixed number of years, the attainment of stated age, or disability.